UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Grant Life Sciences, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	82-0490737
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

64 East Winchester, Suite 205
Murray, Utah 84107
(801) 261-8736
(Address of Principal Executive Offices)

2004 Amended Stock Incentive Plan
(Full Titles of the Plans)

Stan Yakatan, Chief Executive Officer
64 East Winchester, Suite 205
Murray, Utah 84107
(801) 261-8736

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.001 par value	8,645,867 (1)	$0.27	$2,334,384	$274.76

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement covers, in addition to the number of shares stated above, an indeterminate number of additional shares that may be offered or issued under the 2004 Amended Stock Incentive Plan (the “Plan”) in connection with stock splits, stock dividends and similar transactions pursuant to any anti-dilution provisions of the Plan.

(2)
This calculation is made solely for the purpose of determining the registration fee pursuant to the provisions of Rule 457(c) and (h) under the Securities Act as follows (a) 5,993,254 outstanding options with exercise prices ranging from $0.18 to $0.40 and a weighted average exercise price of $0.21 and (b) 2,652,613 shares, issuable under the 2004 Amended Stock Incentive Plan which are not subject to outstanding options, at $0.40, the average of the high and low sale prices per share of the Common Stock on the OTC Bulletin Board on May 26, 2005.

EXPLANATORY NOTE

Pursuant to General Instruction E of Form S-8, this Registration Statement is being filed in order to register 8,645,867 shares of common stock, $0.001 par value per share, of Grant Life Sciences, Inc. with respect to its 2004 Amended Stock Incentive Plan.

The Prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Form S-3 and may be used for reofferings and resales of registered shares of common stock which have been issued upon the grants of common stock to executive officers, directors, key employees and consultants of Grant Life Sciences, Inc.

Prospectus

Grant Life Sciences, Inc.

8,645,867 SHARES OF COMMON STOCK

issued pursuant to the

2004 Amended Stock Incentive Plan

This prospectus relates to the sale of up to 8,645,867 shares of common stock of Grant Life Sciences, Inc. offered by certain holders of our common stock acquired upon the exercise of options issued to such persons pursuant to our 2004Amended Stock Incentive Plan. The shares may be offered by the selling stockholders from time to time in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock trades on The Over-The-Counter Bulletin Board under the symbol "GLIF" On May 26, 2005, the closing sale price of the common stock was $0.40 per share. The securities offered hereby are speculative and involve a high degree of risk and substantial dilution. Only investors who can bear the risk of loss of their entire investment should invest. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 27, 2005.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock.  You should carefully read the entire prospectus prior to making an investment decision.

About Grant Life Science

We are developing protein-based screening tests to screen women for cervical cancer and pre-cancerous conditions that typically result in cervical cancer.  Our tests detect the presence of certain antibodies that appear only when cervical cancer or certain pre-cancerous conditions are present in the body.  Our tests are performed by analyzing a small amount of blood taken from the patient.  In one of our tests, the blood sample is analyzed in a clinical testing laboratory using standard laboratory equipment and analytic software, which generally can produce test results in about 2 hours.  Our second generation rapid test is designed to be administered by a health professional in a doctor’s office, hospital, clinic or even at home, and can provide easy-to-read results in approximately 15 minutes.

We have not generated any revenues since inception in July 1998. We have a history of losses and we expect to continue to incur losses for the foreseeable future. For the year ended December 31, 2004, we generated no revenues and incurred a net loss of $1,910,350. For the three months ended March 31, 2005, we incurred a net loss of $890,573. Cumulative losses since inception through March 31, 2005 totaled $4,271,912. As a result of recurring losses from operations, a working capital deficit and accumulated deficit, our auditors, in their report dated March 18, 2005, have expressed substantial doubt about our ability to continue as a going concern.

History of Grant Life Sciences

Grant Life Sciences was incorporated in Idaho in 1983 as Grant Silver Inc.  In 2000, we reincorporated in Nevada. On July 30, 2004, we acquired Impact Diagnostics, Inc, a Utah corporation, through the merger of our wholly owned subsidiary into Impact Diagnostics.  We sometimes refer to that transaction as the “Merger”.  As a result of the Merger, Impact Diagnostics is a wholly owned subsidiary of Grant Life Sciences.  Impact Diagnostics was formed in 1998 and has been developing a cervical cancer test.  For several years prior to our acquisition of Impact Diagnostics, we engaged in no business.

Impact Diagnostics was formed in 1999 to license and develop certain technologies as owned by Dr. Yao Xiong Hu. Initial funding provided by the founders, and supplemented by two additional rounds of private funding, was used to fund the collection of patient samples and validation study costs of the technology. Once the technology was verified, Dr. Mark Rosenfeld drafted and applied for patents. In early 2004, Impact Diagnostics received its first patent.

Pursuant to the merger, each issued and outstanding share of common stock of Impact Diagnostics was converted into the right to receive one share of our common stock. In addition, each option to purchase one (1) share of common stock of Impact Diagnostics was converted into the right to receive an option to purchase one (1) share of our common stock. Upon completion of the merger, nominees of Impact Diagnostics were appointed to our board of directors and, our standing board of directors resigned.

For accounting purposes, the acquisition of Impact Diagnostics through the Merger is treated and presented as a recapitalization of Impact Diagnostics. The reverse merger is treated and presented as a recapitalization because we did not have any operating activity prior to the acquisition of Impact Diagnostics, ownership of Grant Life Sciences upon the reverse merger was controlled by the stockholders of Impact Diagnostics and the management of Impact Diagnostics controlled our operating activity post-merger. Therefore, in this prospectus, unless otherwise indicated, all historical financial information presented about us is historical financial information of Impact Diagnostics only, the historical audited and unaudited interim financial statements are the financial statements of Impact Diagnostics.

This Offering

Shares of common stock outstanding prior to this offering	58,139,113 as of May 26, 2005
Shares offered in this prospectus	8,645,867
Total shares outstanding after this offering	66,784,980
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

RISK FACTORS

Investing in our securities involves a material degree of risk.  Before making an investment decision, you should carefully consider the risk factors set forth in this prospectus and any accompanying prospectus supplement delivered with this prospectus, as well as other information we include in this prospectus and any accompanying prospectus supplement.

Risks Related to our Business

We are a development stage company and we have no meaningful operating history on which to evaluate our business or prospects.

We acquired Impact Diagnostics on July 30, 2004.  For several years prior to that acquisition, we did not engage in any business.  Impact Diagnostics was formed in 1998 and has been developing a cervical cancer screening test.  This is now our only business.  Impact Diagnostics has only a limited operating history and has generated no revenue.  The limited operating history of Impact Diagnostics makes it difficult to evaluate our business prospects and future performance.  Our business prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the biotechnology market.

We have not completed the development of our planned cervical cancer tests and we are not currently developing any other products.  We may not successfully develop our cervical cancer tests or any other products.

The cervical cancer tests are the only products we are developing.  We have no other products.  We may never successfully complete the development of our cervical cancer tests.  If we do not complete the development of our cervical cancer tests or develop other products, we will not be able to generate any revenues or become profitable and you may lose your entire investment in us.

We have incurred net losses to date and expect to continue to incur net losses for the foreseeable future.  We may never become profitable.

We have had substantial operating losses since our inception and have never earned a profit. We incurred net losses of $646,201 in fiscal 2002, $253,881 in fiscal 2003, $1,910,350 for the year ended December 31, 2004, $890,573 for the three months ended March 31, 2005, and $4,271,912 from inception in 1998 through March 31, 2005. Our accumulated deficit at March 31, 2005 was $4,271,912.

Our losses have resulted principally from:

·         expenses associated with our research and development programs and development or our cervical cancer tests;

·         expenses associated with the Merger; and

·         administrative and facilities costs.

We expect to incur significant and increasing operating losses for the next few years as we complete development of our cervical cancer tests, initiate clinical trials, seek regulatory approval, expand our research and development, advance other product candidates into development and, if we receive regulatory approval, market and sell our products.  We may never become profitable.

We will need to raise substantial additional capital to fund our operations, and if we are unable to obtain funding when needed, we may need to delay completing the development of our planned cervical cancer tests, scale back our operations or close our business.

We believe we have sufficient cash to sustain us through June 2005.  Based on our current plan, we will need to raise at least $3,000,000 to fund our operations through April 2006.  We plan to raise additional capital through the sale of equity and/or debt securities.  We do not currently have any committed sources of financing and we may be unable to obtain financing on acceptable terms or at all.  If we are unable to raise sufficient funds, we may have to delay, scale-back or eliminate aspects of our operations or close our business.  If we sell additional equity securities, we will dilute our current stockholders’ equity interest in us.

Our auditors have qualified their opinion to our financial statements because of concerns about our ability to continue as a going concern.  These concerns arise from the fact that we have not yet established an ongoing source of revenues sufficient to cover our operating costs and that we must raise additional capital in order to continue to operate our business.  If we are unable to continue as a going concern, you could lose your entire investment in us.

We will not be able to sell our planned cervical cancer tests and generate revenues if laboratories and physicians do not accept them.

If we successfully complete development of our cervical cancer tests and obtain required regulatory approval, we plan to market and sell our tests initially to clinical testing laboratories in the United States, Western Europe and other countries in which there is widespread cervical cancer screening and a sophisticated testing infrastructure.  We plan to market and sell the rapid test to physicians, hospitals, clinics and other healthcare providers in some developing countries where cervical cancer screening is not widespread and where there is limited or non-standardized testing infrastructure.  In order to successfully commercialize our tests, we will have to convince both laboratories and healthcare providers that our proposed tests are an effective method of screening for cervical cancer, whether as an independent test, used in conjunction with Pap Tests and/or HPV Tests or as a follow-up screening method for women with equivocal Pap Tests.  Pap Tests have been the principal means of cervical cancer screening for over 50 years and, in recent years, HPV Tests have been introduced primarily as an adjunct to Pap Tests. Failure to achieve any of these goals, could have an adverse material effect on our business, financial condition or results of operation.

Our planned cervical cancer tests rely on an approach that is different from the underlying technology of the Pap Tests and the HPV Tests and of healthcare professionals, women’s advocacy groups and other key constituencies may not view our planned tests as an accurate means of detecting cervical cancer or pre-cancerous conditions.  In addition, some parties may view using our proposed test along with the Pap Tests and/or HPV Tests for primary screening as adding unnecessary expense to the already accepted cervical cancer screening protocol, which could cause our product revenue to be negatively affected.

If third-party health insurance payors do not adequately reimburse healthcare providers or patients for our proposed cervical cancer tests, we believe it will be more difficult for us to sell our tests.

We anticipate that if government insurance plans (including Medicare and Medicaid in the United States), managed care organizations and private insurers do not adequately reimburse users for use of our tests, it will be more difficult for us to sell our tests to laboratories and healthcare providers.  Third-party payors and managed care entities that provide health insurance coverage to approximately 225 million people in the United States currently authorize almost universal reimbursement for the Pap Tests, and Pap Tests are nearly fully reimbursed in other markets where we plan to market and sell our proposed tests.  HPV Tests also are almost fully reimbursed for certain uses.  We will attempt to obtain reimbursement coverage in all markets in which we plan to sell our proposed cervical cancer tests to the same degree as the Pap Test.

Our management will be required to expend significant time, effort and expense to provide information about the effectiveness of our planned cervical cancer tests to health insurance payors who are willing to consider reimbursement for our tests.  However, reimbursement has become increasingly limited for medical diagnostic products. Health insurance payors may not reimburse laboratories, healthcare providers or patients in the United States or elsewhere for the use of our planned tests, either as a stand-alone test or as an adjunct to Pap Tests or HPV Tests, which would make it difficult for us to sell our tests, which could make our business less profitable and cause our business to fail.

We currently have no sales force or distribution arrangement in any market where we intend to market and sell our tests.

We currently have no sales or marketing organization.  When we complete the development of our cervical cancer tests and receive the required regulatory approvals, we will attempt to market and sell our tests to laboratories and directly to physicians, hospitals, clinics and other healthcare providers.  We plan to market and sell our tests to laboratories in the United States and globally through third party distributors.  We do not currently have any arrangements with any distributors and we may not be able to enter into arrangements with qualified distributors on acceptable terms or at all.  If we are unable to enter into distribution agreements with qualified distributors on acceptable terms, we may be unable to successfully commercialize our tests.

Our competitors are much larger and more experienced than we are and, even if we complete the development of our tests, we may not be able to successfully compete with them.

The diagnostic testing industry is highly competitive.  When completed, we expect that our cervical cancer tests will compete with the Pap Tests, which have been widely accepted by the medical community for many years.  Approximately 60 million Pap Tests are performed annually in the United States, and an additional 60 million Pap Tests are performed annually in the rest of the world.  Manufacturers of Pap Tests include Cyctc Corporation and several other companies.  Future improvements to the Pap Test could hinder our efforts to introduce our tests into the market.

Our cervical cancer tests also will compete with HPV Tests, which are becoming increasingly accepted in the medical community.  Manufacturers of HPV Tests include Digene Corporation, Ventana Medical Systems, Roche Diagnostics, Abbott Laboratories, and Bayer Corporation.  If market acceptance of HPV Tests becomes greater, it may be more difficult for us to introduce our tests into the market.

All of the companies who manufacture Pap Tests and HPV Tests are more established than we are and have far greater financial, technical, research and development, sales and marketing, administrative and other resources than we do.  Even if we successfully complete the development of our tests, we may not be able to compete effectively with these much larger companies and their more established products.

We will need to obtain regulatory approval before we can market and sell our planned tests in the United States and in many other countries.

In the United States, our planned cervical cancer tests will be subject to regulation by the U.S. Food and Drug Administration (FDA) under the Federal Food, Drug and Cosmetic Act.  Governmental agencies in other countries also regulate medical devices.  These domestic and foreign regulations govern the majority of the commercial activities we plan to perform, including the purposes for which our proposed tests can be used, the development, testing, labeling, storage and use of our proposed tests with other products and the manufacturing, advertising, promotion, sales and distribution of our proposed test for the approved purposes.  Compliance with these regulations could prove expensive and time-consuming.

Products that are used to diagnose diseases in people are considered medical devices, which are regulated in the United States by the FDA.  To obtain FDA authorization for a new medical device, a company may have to submit data relating to safety and efficiency based upon extensive testing.  This testing, and the preparation and processing of necessary applications, are expensive and may take up to a few years to complete.  Whether a medical device requires FDA authorization and the data that must be submitted to the FDA varies depending on the nature of the medical device.

Medical devices fall into one of three classes (Class I, II, or III), in accordance with the FDA’s determination of controls necessary to ensure the safety and effectiveness of the device or diagnostic. As with most diagnostic products, we anticipate that our planned cervical cancer tests will be classified by the FDA as a Class II device. By definition, this means that there could be a potential for harm to the consumer if the device is not designed properly and/or otherwise does not meet strict standards. To market and sell a Class II medical device, a company must first submit a 510(k) premarket notification, also known as a 510(k). The 510(k) application is intended to demonstrate substantial equivalency to a Class II device already on the market. The FDA will still require that clinical studies of device safety and effectiveness be completed.

In the United States, prior to approval by the FDA, under certain conditions, companies can sell investigational or research kits to laboratories under the Clinical Laboratory Improvement Amendment (CLIA) of 1988. Under CLIA, companies can sell diagnostic assays or tests to "high complexity" laboratories for validation as an "analyte specific reagent". An analyte specific reagent is the active ingredient of an "in-house" diagnostic test.

In addition to any government requirements as to authorizing the marketing and sales of medical devices, there are other FDA requirements. The manufacturer must be registered with the FDA. The FDA will inspect what is being done on a routine basis to ascertain compliance with those regulations prescribing standards for medical device quality and consistency. Such standards refer to but are not limited to manufacturing, testing, distribution, storage, design control and service activities. The FDA also prohibits promoting a device for unauthorized uses and routinely reviews labeling accuracy. If the FDA finds failures in compliance, it can institute a range of enforcement actions, from a public warning letter to more severe sanctions like withdrawal of approval; denial of requests for future approval; fines, injunctions and civil penalties; recall or seizure of the product; operating restrictions, partial suspension or total shutdown of production; and criminal prosecution.

The FDA's medical device reporting regulation also will require the reporting of information on deaths or serious injuries associated with the use of our tests, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur.

Regardless of FDA approval status in the U.S., we will need to obtain certification of our tests from regulatory authorities in other countries prior to marketing and selling in such countries. The amount of time needed to achieve foreign approval varies from country to country, and regulatory approval by regulatory authorities of one country cannot by itself guarantee acceptance by another country’s regulatory body.. Additionally, implementation of more stringent requirements or the adoption of new requirements or policies could adversely affect our ability to sell our proposed tests in other countries. We may be required to incur significant costs to comply with these laws and regulations. If the US and/or other countries do not issue patents to us, our operating results will suffer and our business may fail.

In addition to the rules and regulations of the FDA and similar foreign agencies, we may also have to comply with other federal, state, provincial and local laws, rules and regulations. Out tests could be subject to rules pertaining to the disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with our research and development activities. If we fail to comply with these regulations, we could be fined, may not be allowed to operate certain portions of our business, or otherwise suffer consequences that could materially harm our business.

If we are unable to successfully protect our intellectual property or our licensor is unsuccessful in defending the patents on our licensed technology against infringement, our ability to develop, market and sell our tests and any other product we may develop in the future will be harmed.

Our success will partly depend on our ability to obtain patents and licenses from third parties and protect our trade secrets.

We have an exclusive license from Dr. Yao Xiong Hu for certain processes that we currently include in our cervical cancer tests.  Some of Dr. Hu’s technology is covered by a United States patent that has been issued, and some of the technology is covered by a United States patent application that has been filed and is pending.  The agreement with Dr. Hu also covers technology included in foreign applications presently pending as PCT applications in China and India. In the event a competitor uses our licensed technology, our licensor may be unable to successfully assert patent infringement claims. In that event, we may encounter direct competition using the same technology on which our products are based and we may be unable to compete. If we cannot compete with competitive products, our business will fail. In addition, if any third party claims that our licensed products are infringing their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. We also may be subject to significant damages or injunctions preventing us from selling or using some aspect of our products in the event of a successful patent or other intellectual property infringement claim. In addition, from time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in our tests.  If we are unable to obtain a required license on acceptable terms or at all, our ability to develop or sell our tests may be impaired and our revenue will be negatively affected.

We plan to file patent applications for any additional technology that we create in the future.  We cannot guarantee that our patent applications will result in patents being issued in the United States or foreign countries.  In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of any patents that may be allowed.  We also cannot guarantee that any technologies or tests that we may develop in the future will be patentable.  In addition, competitors may develop products similar to ours that do not conflict with patents we may receive.  If our patents are issued, others may challenge these patents and, as a result, our patents could be narrowed or invalidated, which could have a direct adverse effect on our earnings and profitability.

Our confidentiality agreements may not adequately protect our proprietary information, the disclosure of which could decrease our competitive edge.

Our technology and tests may be dependent on unpatented trade secrets.  However, trade secrets are difficult to protect.  In an effort to protect our trade secrets, we generally require our employees, consultants and advisors to sign confidentiality agreements.  In addition, our employees are parties to agreements that require them to assign to us all inventions and other technology that they create while employed by us.  However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly.  In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships.  Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets. Any of these adverse consequences could negatively impact our results of operations.

Our products may infringe on the intellectual property rights of others and may result in costly and time-consuming litigation.

Our success will depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights.  Although we attempt to avoid infringing upon known proprietary rights of third parties, and are not aware of any current or threatened claims of infringement, we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products. Any of these results could lead to liability, substantial costs and reduced growth prospects, any or all of which could negatively affect our business.

We do not have any manufacturing facilities and although we have made arrangements with a third party to use its manufacturing facility, the arrangement is subject to a license agreement.

We have no capacity to manufacture our proposed tests.  Although we have not established any arrangements with third party manufacturers, we plan to make arrangements pursuant to a licensing agreement to use a manufacturing facility that our licensor has used in the past.  If the licensing agreement expires or is terminated, we cannot guarantee that we will be able to enter into any such other arrangements on favorable terms, or at all.

If we are able to market and sell our cervical cancer tests, we may be subject to product liability claims or face product recalls for which our insurance may be inadequate.

If we complete development of our cervical cancer tests and begin to sell them we will be exposed to the risk of product liability claims and product recalls.  We currently do not market any products and therefore have obtained only general liability insurance coverage.  Any failure to obtain product liability insurance in the future that is not continually available to us on acceptable terms, or at all, or that is sufficient to protect us against product liability claims or recalls, may not have enough funds to pay legal fees and/or any judgments in connection with any such claims which would have an adverse affect on our operating results and could cause our business to fail.

If we are unable to manage our anticipated future growth, we may not be able to implement our business plan.

We currently have seven employees and retain consultants on a part-time basis.  In order to complete development of our tests, obtain FDA and other regulatory approval, seek insurance reimbursement, begin to market and sell our tests, begin the production of our tests and continue and expand our research and development programs, we will need to hire significant additional qualified personnel and expand or implement our operating, administrative, information and other systems.  We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them into our existing staff and systems.  We will also have to compete with other biotechnology companies to recruit, hire and train qualified personnel.  If we are unable to manage our growth, we may not be able to implement our business plan and our business could fail.

Risks Related to our Common Stock

There is only a limited market for our common stock and the price of our common stock may be affected by factors that are unrelated to the performance of our business.

Our common stock has not actively traded during the past few years.  If any of the risks described in these Risk Factors or other unseen risks are realized, the market price of our common stock could be materially adversely affected.  Additionally, market prices for securities of biotechnology and diagnostic companies have historically been very volatile.  The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that are unrelated to the operating performance of any one company.  In particular, and in addition to the other risks described elsewhere in these Risk Factors, the following factors can adversely affect the market price of our common stock:

·         announcements of technological innovation or improved or new diagnostic products by others;

·         general market conditions;

·         changes in government regulation or patent decisions;

·         changes in insurance reimbursement practices or policies for diagnostic products.

Our common shares have traded on the Over the Counter Bulletin Board at prices below $5.00 for several years.  As a result, our shares are characterized as “penny stocks” which could adversely affect the market liquidity of our common stock.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

·         net tangible assets in excess of $2,000,000, if such issuer has been in continuous operation for three years;

·         net tangible assets in excess of $5,000,000, if such issuer has been in continuous operation for less than three years; or

·         average revenue of at least $6,000,000, for the last three years.

Unless an exception is available, the regulations require, prior to any transaction involving a penny stock, that a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a prospective purchaser of the penny stock.  We currently do not qualify for an exception, and, therefore, our common stock is considered to be penny stock and is subject to these requirements.  The penny stock regulations adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market.  In addition, certain institutions and investors will not invest in penny stocks.

Nevada law provides certain anti-takeover provisions for Nevada companies that may prevent or frustrate any attempt to replace or remove our current management by the stockholders or discourage bids for our common stock. These provisions may also affect the market price of our common stock.  We have chosen not to opt out of these provisions.

We are subject to provisions of Nevada corporate law that limit the voting rights of a person who, individually or in association with others, acquires or offers to acquire at least 20% of our outstanding voting power unless a majority of our disinterested stockholders elects to grant voting rights to such person.  We are also subject to provisions of Nevada corporate law that prohibit us from engaging in any business combination with an interested stockholder, which is a person who, directly or indirectly, is the beneficial owner of 10% or more of our common stock, for a period of three years following the date that such person becomes an interested stockholder, unless the business combination is approved by our board of directors in a prescribed manner.  These provisions of Nevada law may make business combinations more time consuming or expensive and have the impact of requiring our board of directors to agree with a proposal before it is accepted and presented to stockholders for consideration. Although we have the ability to opt out of these provisions, we have not chosen not to do so.  These anti-takeover provisions might discourage bids for our common stock.

Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 20,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. The board of directors could use this authority to issue preferred stock to discourage an unwanted bidder from making a proposal to acquire us.

Future sales of a significant number of shares of our common stock by existing stockholders may lower the price of our common stock, which could result in losses to our stockholders.

As of May 27, 2005, we had outstanding 58,139,113 voting shares.  Some of our outstanding voting shares are eligible for sale under Rule 144, are otherwise freely tradable or will become freely tradable under Rule 144. Sales of substantial amounts of shares of our common stock into the public market could lower the market price of our common shares.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 581,391 shares of common stock) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.  Sales under Rule 144 are public information about us.  Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Selling Stockholders

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After the Offering
Name	Number	Percent	Number Assuming Full Vesting	Total Shares Offered	Number	Percent
Stan Yakatan	573,650	1.0%	2,868,254 (1)	2,868,254	0	0
John Wilson	1,000,000	1.7%	1,000,000 (2)	750,000	250,000	*
Jack Levine	588,555	1.0%	763,555 (3)	175,000	588,555	*
Eric Wilkinson	0	0	150,000 (4)	150,000	0	0
Kevin Crow	985,080	1.7%	1,160,080 (5)	175,000	985,080	1.5%
David Bolick	1,193,185	2.0%	1,693,185 (6)	750,000	943,185	1.4%
Linda Koch	40,000	*	200,000 (7)	200,000	0	0
Don Rutherford	312,499	*	750,000 (8)	750,000	0	0
Dan Cook	0	0	25,000 (9)	25,000	0	0
Seth Yakatan	0	0	50,000 (10)	50,000	0	0
Carmen Medina	0	0	100,000 (11)	100,000	0	0

* Less than one percent.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the debentures and exercise of the debenture warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1)  Includes options to purchase 2,868,254 shares of our common stock, of which 573,650 options are currently exercisable.

(2) Includes (i) 250,000 shares of common stock and (ii) options to purchase 750,000 shares of our common stock , all of which are currently exercisable.

 (3) Includes (i) 490,463 shares of common stock, (i) warrants to purchase 98,092 shares of our common stock and (iii) options to purchase 175,000 shares of our common stock. None of the options are exercisable within the next 60 days.

(4) Includes options to purchase 150,000 shares of our common stock. None of the options are exercisable within the next 60 days.

(5) Includes shares of 4 trusts, each with 246,270 shares, of which Mr. Crow is the trustee, and options to purchase 175,000 shares of our common stock. None of the options are exercisable within the next 60 days.

(6) Includes (i) 800,408 shares of common stock, (ii) warrants to purchase 110,081 shares of our common stock beneficially owned by Dr. Bolick and (iii) options to purchase 750,000 shares of our common stock. 250,000 of the options are exercisable in the next 60 days. Also includes 27,247 shares and warrants to purchase 5,449 shares of our common stock held by Julia Bolick, Dr. Bolick’s wife.

(7) Includes options to purchase 200,000 shares of our common stock, 40,000 of which are currently exercisable.

(8) Includes options to purchase 750,000 shares of our common stock. 312,499 of these options are exercisable within the next 60 days.

(9) Includes options to purchase 25,000 shares of our common stock. The options are not exercisable within the next 60 days.

(10) Includes options to purchase 50,000 shares of our common. The options are not exercisable within the next 60 days.

(11) Includes options to purchase 100,000 shares of our common stock. The options are not exercisable within the next 60 days.

Plan of Distribution

Sales of the shares may be effected by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) on The Over-The-Counter Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, through broker-dealers acting as agents of the selling stockholders, or to broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) on The Over-The-Counter Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We have agreed to bear all expenses of registration of the shares other than legal fees and expenses, if any, of counsel or other advisors of the selling stockholders. The selling stockholders will bear any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of their shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

8,645,867 SHARES OF COMMON STOCK

PROSPECTUS
_______________
May 27, 2005

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “Securities Act”), is not required to be filed with the Securities and Exchange Commission and is omitted from this registration statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

•
Reference is made to the Registrant’s annual report on Form 10-KSB for the period ending December 31, 2004, as filed with the SEC on March 31, 2005 (file no. 000-50133), which is hereby incorporated by reference.

•
Reference is made to the Registrant’s quarterly report on Form 10-QSB for the period ending March 31, 2005 as filed with the SEC on May 16, 2005 (file no. 000-50133), which is hereby incorporated by reference.

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the 2004 fiscal year; and

•
The description of the Registrant’s common stock is incorporated by reference to the Registrant’s annual report on Form 10-KSB for the year ended December 31, 2004, as amended, as filed with the SEC on March 31, 2005, which is hereby incorporated by reference.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of common stock underlying the options offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of the Americas, 21st Floor, New York, NY 10018.

Item 6. Indemnification of Directors and Officers.

Section 78.7502 of the Nevada Revised Statutes allows a corporation to indemnify any officer, director, employee or agent who is a party or is threatened to be made a party to a litigation by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer if:

•         there was no breach by the officer, director, employee or agent of his or her fiduciary duties to the corporation involving intentional misconduct, fraud or knowing violation of law; or

•         the officer, director, employee or agent acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our Amended and Restated Articles of Incorporation provide for the indemnification of our officers and directors to the maximum extent permitted by Nevada law, and also provide that:

•         the indemnification right is a contract right that may be enforced in any manner by our officers and directors,

•         the expenses of our officers and directors incurred in any proceeding for which they are to be indemnified are to be paid to them as they are incurred, with such payments to be returned to us if it is determined that an officer or director is not entitled to be indemnified,

•         the indemnification right is not be exclusive of any other rights that our officers and directors have or may acquire and includes any other rights of indemnification under any bylaw, agreement, vote of stockholders or provision of law,

•         our Board of Directors may adopt bylaws to provide for the fullest indemnification permitted by Nevada law,

•         our Board of Directors may cause us to purchase and maintain insurance for our officers and directors against any liability asserted against them while acting in their capacity as our officers or directors, and

•         these indemnification rights shall continue to apply after any officer or director has ceased being an officer or director and shall apply to their respective heirs, executors and administrators.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Grant Life Sciences pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We maintain a directors and officers insurance policy that covers certain liabilities of directors and officers of our corporation arising acting in their capacities as directors or officers.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4.1	2004 Amended Stock Incentive Plan of Grant Life Sciences, Inc.
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
23.1	Consent of Independent Registered Public Accounting Firm Tanner LC
23.2	Consent of Independent Registered Public Accounting Firm Russell Bedford Stefanou Mirchandani LLP
23.3	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on this 27th day of May, 2005.

GRANT LIFE SCIENCES, INC.

By:	/s/ Stan Yakatan

Stan Yakatan President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Stan Yakatan	President, Chief Executive Officer and Chairman of the Board	May 27, 2005
Stan Yakatan

/s/ Don Rutherford	Chief Financial Officer	May 27, 2005
Don Rutherford

/s/ Michael Ahlin	Vice President and Director	May 27, 2005
Michael Ahlin

/s/ Jack Levine	Director	May 27, 2005
Jack Levine

/s/ Kevin Crow	Director	May 27, 2005
Kevin Crow

/s/ Eric Wilkinson	Director	May 27, 2005
Eric Wilkinson

/s/ Carmen Medina	Director	May 27, 2005
Carmen Medina